

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
October 13, 2010

Media Contact: Clay Anderson, 202-872-2680
canderson@pepcoholdings.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings, Inc. Announces Results of its Debt Tender Offer

WASHINGTON – Pepco Holdings, Inc. (NYSE:POM) (the "Company") announced today that it has purchased, pursuant to a previously announced tender offer, $40,005,000 in principal amount of its 6.125% senior notes due 2017 (the "Notes").

Holders of the Notes that were tendered on or prior to October 12, 2010 received consideration of $1,210.00 per $1,000 in principal amount, plus accrued and unpaid interest from June 1, 2010, the last interest payment date, up to, but not including, the settlement date. After giving effect to the purchase, $81,089,000 in principal amount of the Notes remain outstanding.

The repurchase of the Notes was funded using proceeds from the Company's issuance of $250,000,000 in principal amount of 2.70% notes due October 1, 2015.

Citi served as dealer manager for the debt tender offer.

###

Pepco Holdings, Inc., headquartered in Washington, D.C., delivers electricity and natural gas to about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey, through its subsidiaries Pepco, Delmarva Power and Atlantic City Electric. PHI also provides retail energy products and services through Pepco Energy Services.